Filing under Rule 425 under the Securities Act

of 1933 and deemed filed under Rule 14a-12 of

the Securities Exchange Act of 1934

Filed by: Pershing Square Capital Management, L.P.

Subject Company: Valeant Pharmaceuticals International, Inc.

SEC File No. of Valeant Pharmaceuticals International, Inc.: 001-14956

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John J. Zillmer
John J. Zillmer, 58, is the former Executive Chairman of Univar, Inc., a leading global distributor of industrial and specialty chemicals and related services, a position he held from May 2012 to December 2012. He served as director, President and Chief Executive Officer of Univar, Inc. from September 2009 to May 2012.
Prior to joining Univar, Inc., Mr. Zillmer was Chairman and Chief Executive Officer of Allied Waste Industries, Inc. from May 2005 until December 2008, at which time Allied Waste Industries, Inc. merged with Republic Services, Inc. (NYSE: RSG). From May 2000 to January 2004, Mr. Zillmer served as Executive Vice President of ARAMARK Corporation (NYSE: ARMK), a company he joined in 1986. Mr. Zillmer has served as a director of Reynolds American Inc (NYSE: RAI), since July 2007 and has been the Chair of its Governance and Nominating Committee since 2013. He has also served as a director of Ecolab Inc. (NYSE: ECL), since May 2006. He has been a member of its Governance Committee since 2007, its Compensation Committee since 2011 and on its Audit Committee from 2007 to 2010.
Mr. Zillmer has also served as director and Chair of the Compensation and Governance Committee of Veritiv Corporation (NYSE: VRTV), since June 2014. He has also served as director of Liberty Capital Partners, Investment Arm, a private equity and venture capital firm specializing in startups, early stage, growth equity, buyouts, and acquisitions, since June 2004.
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HOME WEBCAST NOMINEES SHAREHOLDER MATERIALS LITIGATION NEWS RELEASES PROPOSED BY-LAWS MEDIA CONTACTS

Securities Litigation (CA)

2014-08-01 [Dkt. No. 001] Complaint for Violations of Securities Laws 2014-08-01 [Dkt. No. 002J Civil CoverSheet

2014-08-01 [Dkt. No. 003) Certification and Notice of Interested Parties L.R. 7.1-1 2014-08-01 [Dkt. No. 004} Plaintiff Allergan, Inc.’s Disclosure Statement FRCP 7.1 2014-08-01 [Dkt. No. 005} Notice of Assignment of Judge Carter 2014-08-04 [Dkt. No. 006 Notice to Filer of) Deficiencies in Attorney Case Opening 2014-08-04 [Dkt. No. 0071 Notice to Parties of Court-Directed ADR Program 2014-08-04 [Dkt. No. 008] Notice of Pro Hac Vice Application and Filing Fee Due 2014-08-04 [Dkt. No. 009] Notice of Pro Hac Vice Application and Filing Fee Due 2014-08-04 [Dkt. No. 010] Summons in a Civil Action for All Defendants

2014-08-04 [Dkt. No. 011-01] Memorandum of Points and Authorities in Support of Plaintiffs’ Ex Parte Application for Expedited Proceedings

2014-08-04 [Dkt. No. 011-12] Proposed Order Granting Plaintiffs’ Ex Parte Application for Expedited Proceedings

2014-08-04 [Dkt. No. 011) Plaintiffs’ Ex Parte Application for Expedited Proceedings - Statement of Notice

2014-08-04 [Dkt. No. 012] Proof of Service of Plaintiffs’ Ex Parte Application for Expedited Proceedings

2014-08-05 [Dkt. No. 013] Summons in a Civil Action with Court’s Signature

2014-08-06 [Dkt. No. 014] Notice of Apearance for Michael Shipley

2014-08-06 [Dkt. No. 015] Defendants’ Joint Opposition to Plaintiffs’ Ex Parte Application for Expedited Proceedings 2014-08-06 [Dkt. No. 016] Notice of Appearance for Robert Sacks 2014-08-06 [Dkt. No. 017] Notice of Appearance for Edward Johnson 2014-08-06 [Dkt. No. 018] Notice of Appearance for Mark Holscher

2014-08-06 [Dkt. No. 019-01] Proposed Order on Pro Hac Vice Application for Jay Lefkowitz

2014-08-06 [Dkt. No. 019] Application of Non-Resident Attorney to Appear in a Specific Case - Pro Hac Vice for Jay Lefkowitz

2014-08-06 (Dkt. No. 020] Application ot Non-Resident Attorney to Appear in a Specific Case - Pro Hac Vice tor John Del Monaco 2014-08-06 [Dkt. No. 021-01) Proposed Order on Application of Non-Resident Attorney to Appear in a Specific Case 2014-08-06 [Dkt. No. 021] Application of Non-Resident Attorney to Appear in a Specific Case - Pro Hace Vice for Danielle Sassoon 2014-08-07 [Dkt. No. 022-01] Proposed Order on Application for Pro Hac Vice for William Savitt

2014-08-07 [Dkt. No. 022] Application of Non-Resident Attorney to Appear in a Specific Case Pro Hac Vice for William Savitt

2014-08-07 [Dkt. No. 023-01] Proof of Service for the Notice of Appearance for Colleen Smith

2014-08-07 [Dkt. No. 023] Notice of Appearance for Colleen Smith

2014-08-07 [Dkt. No. 024] Order Denying Ex Parte Application

2014-08-07 [Dkt. No. 025] Order Granting Pro Hac Vice for Jay Lefkowitz

2014-08-07 [Dkt. No. 026] Order Granting Pro Hac Vice for John Del Monaco

2014-08-07 [Dkt. No. 027] Order Granting Pro Hac Vice for Danielle Sassoon

2014-08-08 [Dkt. No. 028] Order Granting Pro Hac Vice for William Savitt

2014-08-11 [Dkt. No. 029-01] Proposed Order on Application for Pro Hac Vice for Bradley Wilson

2014-08-11 [Dkt. No. 029] Application of Non-Resident Attorney to Appear in a Specific Case Pro Hac Vice for Bradley Wilson

2014-08-12 [Dkt. No. 030] Notice of Appearance for Austin Norris

2014-08-12 [Dkt. No. 031] Notice of Appearance for Kristin Rose

2014-08-12 [Dkt. No. 032] Order on Pro Hac Vice Application for Bradley Wilson

2014-08-14 [Dkt. No. 033-01] Proposed Order for Pro Hac Vice for Brian Frawley

2014-08-14 [Dkt. No. 033] Application of Non-Resident Attorney to Appear in a Specific Case Pro Hac Vice for Brian Frawley 2014-08-14 [Dkt. No. 034] Defendants’ Joint Opposition to Plaintiffs’ Motion to Expedite 2014-08-15 [Dkt. No. 035] Order Granting Pro Hac Vice Application for Brian Frawley 2014-08-15 [Dkt. No. 036] Order on Application for Pro Hac Vice for Brian Frawley

2014-08-18 [Dkt. No. 037-11] Revised Proposed Order Granting Plaintiffs’ Request for Expedited Proceedings

2014-08-18 [Dkt. No. 037] Reply In Support Of Plaintiffs’ Request for Expedited Proceedings

2014-08-19 [Dkt. No. 038-03] Defendants’Joint Sur-Reply in Opposition to Plaintiffs’ Motiion to Expedite

2014-08-19 [Dkt. No. 038-04] Proposed Order Granting Defendants’ Ex Parte Application for Leave to File Joint Sur-Reply

2014-08-19 [Dkt. No. 038] Defendants-Ex Parte Application for Leave to File Joint Sur-Reply in Opposition to Plaintiffs’ Motion to Expedite

2014-08-19 [Dkt. No. 039] Answers and Affirmative Defenses of Defendants’ Pershing Square, PS Management, PS Fund 1 LLC and William Ackman

2014-08-19 [Dkt. No. 040] Valeant and AGMS’s Answer to Complaint and Affirmative Defenses

2014-08-19 [Dkt. No. 041] Valeant’s and AGMS’s Certification and Notice of Interested Parties

2014-08-19 [Dkt. No. 042] Counterclaims of Valeant and Pershing Square

2014-08-19 [Dkt. No. 043] Plaintiffs’ Opposition to Defendants’ Ex Parte Application for Leave to File Joint Sur-Reply in Opposition to Motion to Expedite

2014-08-19 [Dkt. No. 044] Defendants Pershing and Ackman’s Certification and Notice of Interested Parties

2014-08-20 [Dkt. No. 045] Minutes re Ex Parte Application Conference

2014-08-20 Transcript of Hearing on Plaintiffs Ex Parte Application to Expedite Proceedings

2014-08-21 [Dkt. No. 046] Transcript Order Submitted by Plaintiffs

2014-08-21 [Dkt. No. 047] Order Granting Ex Parte Application for Leave to File Joint Sur Reply in Opposition to Plaintiffs’ Motion to Expedite 2014-08-21 [Dkt. No. 048] Order Denying Motion for Expedited Proceedings 2014-08-25 [Dkt. No. 049] Order Setting Scheduling Conference 2014-08-26 [Dkt. No. 050] Plaintiffs’ Notice of Motion for Expedited Discovery

2014-08-26 [Dkt. No. 050-1] Memorandum of Points and Authorities in Support of Plaintiffs’ Motion for Expedited Discovery 2014-08-26 [Dkt. No. 050-15] [Proposed] Order Granting Plaintiffs’ Motion for Expedited Discovery

2014-08-26 [Dkt. No. 050-2-14] Declaration of Michele D. Johnson In Support Of Plaintiffs’ Motion for Expedited Discovery

2014-08-29 [Dkt. No. 062] Summons Issued to PYOTT, David

2014-08-29 [Dkt. No. 063] Summons Issued to DUNSIRE, Deborah

2014-08-29 [Dkt. No. 064] Summons Issued to GALLAGHER, Michael

2014-08-29 [Dkt. No. 065] Summons Issued to JONES, Trevor

2014-08-29 [Dkt. No. 066] Summons Issued to LAVIGNE, Louis

2014-08-29 [Dkt. No. 067] Summons Issued to RAY, Russell

2014-08-29 [Dkt. No. 068] Summons Issued to MCDONNELL, Peter

2014-08-29 [Dkt. No. 069] Summons Issued to PROCTOR, Timothy

2014-08-29 [Dkt. No. 070] Summons Issued to TERMEER, Henri

2014-09-02 [Dkt. No. 071] Answer of Counterclaim Defendants to Counterclaims of Valeant and Pershing Square 2014-09-02 [Dkt. No. 072] Allergan and Counterclaimants Certification and Notice of Interested Parties 2014-09-03 [Dkt. No. 073] Defendants’Joint Opposition to Plaintiffs’ Motion for Expedited Discovery

2014-09-03 [Dkt. No. 073-01] Declaration of Mark Holscher in Support of Defendants’Joint Opposition to Plaintiffs’ Motion for Expedited Discovery

2014-09-03 [Dkt. No. 074] Joint Stipulation Requesting Shortened Briefing Schedule on Plaintiffs’ Motion for Expedited Discovery

2014-09-03 [Dkt. No. 074-01] Proposed Order Granting Joint Stipulation Requesting Shortened Briefing Schedule on Plaintiffs’ Motion for Expedited Discovery

2014-09-03 [Dkt. No. 075] Proof of Service of Complaint Upon Valeant and AGMS

2014-09-03[Dkt No.76] of Sencice of Summers Pnmnlaint and PolatoH] Documents | Innn Defendants Pershinn Source Memt | P PS Mnmt GP

LLC, PS Fund 1, LLP, and William Ackman

2014-09-05 [Dkt. No. 077] Order Setting Briefing Schedule and Hearing Date re Plaintiffs’ Motion to Expedite Discovery

2014-09-07 [Dkt. No. 079-01] Smith Declaration in Support of Motion for Expedited Discovery w Exhibits

2014-09-07 [Dkt. No. 079-06] Revised Proposed Order re Plaintiffs Motion for Expedited Discovery

2014-09-07 [Dkt. No. 079] Plaintiffs Reply in Support of Motion for Expedited Discovery

2014-09-09 [Dkt. No. 080] Order Regarding Stipulated Protective Order

2014-09-09 Hearing Transcript on Motion For Expedited Discovery

2014-09-10 [Dkt. No. 081] Notice Re Transcript May be Viewed

2014-09-10 [Dkt. No. 082] Notice of Filing Transcript - No Document

2014-09-09 [Dkt. No. 083] Order on Plaintiffs Motion for Expedited Discovery

2014-09-11 [Dkt. No. 084-01] Proposed Order for Application for Pro Hac Vice for Susan Hannigan

2014-09-11 [Dkt. No. 084] Application for Pro Hac Vice for Susan Hannigan

2014-09-11 [Dkt. No. 085-01] Proposed Order Granting Joint Stipulation Rescheduling

2014-09-11 [Dkt. No. 085] Joint Stipulation and Proposed Order Rescheduling

2014-09-11 [Dkt. No. 086] Civil Minutes re Order Setting Second Hearing Date re Plaintiffs’ Motion to Expedite Discovery 2014-09-12 [Dkt. No. 087] Order Granting Joint Stipulation Re Schedule and Vacating 9-15 Conference 2014-09-12 [Dkt. No. 088] Allergan Letter to Judge

2014-09-14 [Dkt. No. 089] Order to Strike Electronically Filed Documents re Pro Hac Vice Filed by Susan Hannigan

2014-09-15 [Dkt. No. 90] Amendment to Application for Susan Hannigan to Appear Pro Hac Vice

2014-09-15 [Dkt. No. 90-1] [Proposed] Order on Amendment to Application for Susan Hannigan to Appear Pro Hac Vice

2014-09-15 [Dkt. No. 091] Proposed Stipulated Confidentiality Order

2014-09-15 [Dkt. No. 091-0] Proposed Stipulated Confidentiality Order

2014-09-16 [Dkt. No. 092] Defendants’ Mot. to Compel Production of Unredacted Documents

2014-09-16 [Dkt. No. 092-1] Decl. of M. Holscherin Support of Defendants’ Mot. to Compel Production of Unredacted Documents

2014-09-16 [Dkt. No. 092-2-12] Public Version Decl. of M. Shipley in Support of Defendants’ Mot. to Compel Production of Unredacted Documents

2014-09-16 [Dkt. No. 092-13] [Proposed] Order Granting Defendants’ Mot. to Compel Production of Unredacted Documents

2014-09-16 [Dkt. No. 093] Notice of Manual Filing or Lodging re Defendants’ Mot. to Compel Production of Unredacted Documents

2014-09-16 [Dkt. No. 094-1] [Proposed] Order Granting Application to File Documents Under Seal

2014-09-16 [Dkt. No. 094] Application to File Documents Under Seal

2014-09-16 [Dkt. No. 094-2] Certificate of Service

2014-09-18 [Dkt. No. 095] Order Granting Hannigan Pro Hac Vice

2014-09-18 [Dkt. No. 096] Notice to Filer of Deficiencies in EFiling Documents – Resolved

2014-09-18 [Dkt. No. 098] Stipulated Confidentiality Order – Signed by Judge

2014-09-18 [Dkt. No. 099-01-03] Smith Declaration in Support of Opposition to to Defendants_Motion to Compel Production of Redacted Documents_(33537827_1)

2014-09-18 [Dkt. No. 099] Opposition to to Defendants_Motion to Compel Production of Redacted Documents_(33537826_1)

2014-09-19 [Dkt. No. 100] Application to Appear Pro Hac Vice for Martin Lessner_(33545574_1)

2014-09-19 [Dkt. No.100-1] [Proposed] Order Granting Application to Appear Pro Hac Vice for Martin Lessner_(33545581_1)

2014-09-19 [Dkt. No. 101] Proof of Service for Summons and Complaint Served Upon Counterclaim Defendant D. Dunshire_(33545582_1)

2014-09-19 [Dkt. No. 102] Proof of Service for Summons and Complaint Served Upon Counterclaim Defendant M. Gallagher_(33545585_1)

2014-09-19 [Dkt. No. 103] Proof of Service for Summons and Complaint Served Upon Counterclaim Defendant T. Jones_(33545591_1)

2014-09-19 [Dkt. No. 104] Proof of Service for Summons and Complaint Served Upon Counterclaim Defendant L. Lavigne_(33545596_1)

2014-09-19 [Dkt. No. 105] Proof of Service for Summons and Complaint Served Upon Counterclaim Defendant M. Johnson_(33545600_1)

2014-09-19 [Dkt. No. 106] Proof of Service for Summons and Complaint Served Upon Counterclaim Defendant R. Ray_(33545605_1)

2014-09-19 [Dkt. No. 107] Proof of Service for Summons and Complaint Served Upon Counterclaim Defendant Peter McDonnell_(33545608_1)

2014-09-19 [Dkt. No. 108] Proof of Service for Summons and Complaint Served Upon Counterclaim Defendant T. Proctor_(33545612_1)

2014-09-19 [Dkt. No. 109] Proof of Service for Summons and Complaint Served Upon Counterclaim Defendant D. Pyott_(33545615_1)

2014-09-19 [Dkt. No. 110] Proof of Service for Summons and Complaint Served Upon Counterclaim Defendant H. Termeer_(33545618_1)

2014-09-20 [Dkt. No. 112-01] Exhibit A

2014-09-20 [Dkt. No. 112-00] Supp. Dec. of Mark Holscher in Support of Defendants’ Opposition to Plaintiffs’ Cross Motion For Protective Order

2014-09-20 [Dkt. No. 112-02] Exhibit B (Filed Under Seal)

2014-09-20 [Dkt. No. 112-03] Exhibit C (Filed Under Seal)

2014-09-20 [Dkt. No. 112-04] Exhibit D (Filed Under Seal)

2014-09-20 [Dkt. No. 112-05] Exhibit E

2014-09-20 [Dkt. No. 112-06] Exhibit F

2014-09-20 [Dkt. No. 112-07] Exhibit G

2014-09-20 [Dkt. No. 113] Notice of Manual Filing or Lodging re Defendants’ Opposition to Plaintiffs’ Cross-Motion for Protective Order

2014-09-20 [Dkt. No. 114] Application to File Documents Under Seal

2014-09-20 [Dkt. No. 114-1] [Proposed] Order Granting Application to File Documents Under Seal

2014-09-20 [Dkt. No. 114-2] Certificate of Service Re Defendants’ Opposition to Plaintiffs’ Cross-Motion for Protective Order and Supporting Documents

2014-09-21 [Dkt. No. 115] REDACTED PUBLIC VERSION Pershing Redacted Opposition to Plaintiffs’ Cross Motion
2014-09-22 [Dkt. No. 116] Order Granting Motion to Compel
2014-09-22 [Dkt. No. 117] Notice to Filer of Deficiencies Re Application for M. Lessner to Appear Pro Hac Vice
2014-09-22 [Dkt. No. 118] Notice of Lodgment of Martin Lessner’s Certificate of Good Standing
2014-09-22 [Dkt. No. 119] Notice of Appearance for Jay Bhimani
2014-09-22 [Dkt. No. 120] Order to Strike Electronically Filed Documents Re Application for M. Lessner to Appear Pro Hac Vice
2014-09-22 [Dkt. No. 121] Order Granting Pro Hac Vice Application to Martin Lessner
2014-09-26 [Dkt. No. 126] Defendants’ Opposition to Renewed Motion for Protective Order
2014-09-26 [Dkt. No. 126-01] Holscher Declaration in Support of Defendants’ Opposition to Renewed Motion for Protective Order
2014-09-26 [Dkt. No. 126-02 - 13] PUBLIC VERSION of Shipley Declaration in Support of Defendants’ Opposition to Renewed Motion for Protective Order w Exhibits
2014-09-26 [Dkt. No. 128] Notice of Manual Filing – Defendants’ Opposition to Renewed Motion
2014-09-26 [Dkt. No. 129-0] Application to File Documents Under Seal
2014-09-26 [Dkt. No. 129-1] [Proposed] Order Granting Application
2014-09-26 [Dkt. No. 129-2] Certificate of Service
2014-09-26 [Dkt. No. 135] Plaintiffs’ Reply in Support of Renewed Motion for Protective Order_(33595955_1)
2014-09-26 [Dkt. No. 136] Defendants’ Opposition to Plaintiffs’ Application to Submit Business Strategies Privilege Log in Camera [Dkt. No. 124] and Request for Stay [Dkt. No. 135]_(33599069_1)
2014-09-29 [Dkt. No. 138] Order Granting Plaintiffs’ Application to File Unredacted Business Strategy Documents Under Seal_(33623363_1)
2014-10-01 [Dkt. No. 139] Order Re Renewed Motion for Protective Order_(33629025_1)
2014-10-02 [Dkt. No. 142] Notice of Motion and Motion to Compel Production of Improperly Withheld Documents
2014-10-02 [Dkt. No. 142-01] With Exhibits_Holscher Declaration in Support of Motion to Compel Production of Improperly Withheld Documents
2014-10-02 [Dkt. No. 142-05] Proposed Order Granting Defendants’ Motion to Compel Production of Improperly Withheld Documents
2014-10-02 [Dkt. No. 143] Plaintiffs’ Notice of Manual Filing of Business Strategy Documents Under Seal for In Camera Review_(33639266_1)
2014-10-02 [Dkt. No. 143-01] Plaintiffs’ Proof of Service_(33639494_1)
2014-10-03 [Dkt. No. 146] Joint Stipulation to Exceed Page Limitation as to Preliminary Injunction Motion
2014-10-03 [Dkt. No. 146-01] Proposed Order to Joint Stipulation to Exceed Page Limitation as to Preliminary Injunction Motion
2014-10-09 COURT Hearing Transcript of 10-09-2014 Status Conference
2014-10-10 COURT Hearing Transcript of 10-10-2014 Status Conference
2014-10-13 [Dkt. No. 179] Joint Stipulation Re Scheduling_(33736062_1)
2014-10-13 [Dkt. No. 179-01] Proposed Order Granting Joint Stipulation Re Scheduling_(33736063_1)
2014-10-14 [Dkt. No. 183] Minutes of 10-10-2014 Status Conference
2014-10-14 [Dkt. No. 184] Order Granting Application to File Under Seal – Defendants’ Motion to Compel Production of Email and Exhibits A-C and F-L
2014-10-14 [Dkt. No. 186] Order Granting Joint Stipulation Re Scheduling [179]
© 2014 Pershing Square Capital Management